

April 29, 2011

Mr. Simon Westbrook
Chief Financial Officer
IN Media Corporation
4920 El Camino Real, Suite 100
Los Altos, CA 94022

   Re: **IN Media Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2010
       Filed March 31, 2011
       File No. 333-146263

Dear Mr. Westbrook:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please note that you should not start checking the cover page box relating to Interactive Data File compliance until you are required to submit those files. Please refer to Question 105.04 of our Compliance and Disclosure Interpretations for Interactive Data, which are available on our website.

2.   In future filings, please state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter. Refer to Form 10-K.

Cautionary Note Regarding Forward-Looking Statements, page 3

3.   We note the statement in the last paragraph that you "expressly disclaim a duty to provide updates to these forward-looking statements . . . ." This statement does not appear to be consistent with your disclosure obligations. Please revise in future filings to clarify that you will update this information to the extent required by law.

Item 1. Business, page 3

4.   In future filings, to the extent material, please provide the information required by Item 101(h)(4)(v)-(xi) of Regulation S-K. Among other things, ensure that you discuss the material provisions of the license and service agreements you have with Numerity Corporation, from whom you have licensed your engineering technology, IP and set top box designs. Please also elaborate on your arrangements with a Chinese distributor whom you have appointed to represent you in developing your business in China. Finally, tell us supplementally what consideration you have given to filing all of these agreements, which appear to be material contracts with related parties, as exhibits to your Form 10-K.

Background, page 3

5.   In the last paragraph, you state that your "systems may be offered to communications channel providers such as Comcast, AT&T, DirecTV, and governmental organizations . . . to either complete their proprietary offerings or provide an all-in-one solution." In future filings, please clarify whether you have entered into any discussions or have any agreements or understandings with these companies and organizations.

Products, page 4

6.   You state that you "currently have the rights to make available [y]our library of over 4,000 entertainment titles . . . ." You further state that the "library can be made available and accessed by users through their IPTV platform . . . ." In future filings, please elaborate on

the nature of these "rights" and disclose whether this library is actually available to potential customers.

Development Stage Operations, page 4

7.   We note your statement that you "have been working with distribution channels in China and other international markets . . . ." In future filings, please describe the status of your distribution channels more clearly. For example, clarify whether you actually have established distribution channels in place for your products.

Where You Can Find More Information, page 5

8.   In future filings, please remove the reference to "Room 1580" in the second paragraph.

Item 1A. Risk Factors, page 6

Rule 144 Sales in the future may have a depressive effect . . . , page 7

9.   In future filings, please ensure that you reference the correct disclosure document. In this regard, we note your statement, "Officers, directors and affiliates will be able to sell their shares if this Registration Statement becomes effective." However, this document is an annual report on Form 10-K and not a registration statement. Similarly, you reference your "current offering" in the penultimate risk factor on page 10.

Item 2. Properties, page 13

10.   In future filings, please disclose whether your properties are suitable and adequate for your needs. Refer to Instruction 1 to Item 102 of Regulation S-K.

11.   In future filings, please disclose the terms of your arrangement with the third party whose office you use. Additionally, if there is a written agreement concerning your use of the office, please tell us what consideration you gave to filing a copy of the agreement as an exhibit.

Item 5. Market for Common Equity and Related Stockholder Matters

Recent Sales of Unregistered Securities, page 15

12.   With a view toward future disclosure, please provide us with the information required by Item 701(d) of Regulation S-K.

Item 7. Management's Discussion and Analysis . . . , page 16

13.   Please do not reference the safe harbor for forward-looking statements in future filings since you are unable to rely upon the safe harbor because you are an issuer of penny stock. Refer to Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934. This comment also applies to your disclosure following the table of contents under "Cautionary Note Regarding Forward-Looking Statements."

Results of Operations, page 17

14.   With a view toward future disclosure, please tell us whether there is a specified time limit as to how long the Sri Lankan customer has agreed to work with you before terminating its order.

15.   In future filings, please ensure that you reference accurate dates and numbers. In this regard, we note the "September 30, 2010" date in the balance sheet data table on page 17 and the $162 cash balance you reference in the first sentence on page 18. It appears as if the date should be December 31, 2010 and the cash amount should be $62.

Liquidity and Capital Resources, page 18

16.   With a view toward future disclosure, please tell us whether your current and available capital resources are sufficient to fund planned operations for the next twelve months. To the extent you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12-month period will vary from that amount, by how much, and why. In preparing this disclosure, consider the extent to which your current liabilities exceed current assets and explain how your need to discharge current liabilities within 12 months will impact the rate at which you use funds in operations and your need for capital. Please also discuss your current commitments for expenditures and the resources available to you to satisfy those obligations. Finally, please provide your assessment of the accessibility of and risks to accessing needed capital.

17.   In the second paragraph, you state that you withdrew your registration statement "so as not to limit other short-term fund-raising activities being undertaken in connection with providing the working capital [you] need . . . ." With a view toward future disclosure, please tell us what short-term fund-raising activities you are undertaking.

Report of Independent Registered Public Accounting Firm, page 19

18.   Please have your auditor revise the opinion paragraph of his report to properly opine on the period from October 27, 2008 (inception) to December 31, **2010**.

Balance Sheets, page 20

19.   Please disclose the material terms of the Licensing Agreement and disclose your accounting policy for this asset.

20.   Based on the maturity dates of the Convertible Notes and the Contract Amounts Payable to Numerity, as disclosed in notes 5 and 8, it is not clear why these amounts are presented as long-term liabilities at December 31, 2010. Please clarify or revise.

Statements of Cash Flows, page 22

21.   We note you have included an adjustment to your operating cash flows, for the forgiveness of a loan from your director that was written-off. It appears this amount should have been recorded as a contribution to equity, rather than reflected in your Statement of Operations, based on the provisions of SAB Topic 5:T and ASC 470-50-40-2. Also, based on the disclosures in note 8 related to certain fees being waived by Numerity, please explain how you have or will consider the provisions of SAB Topic 5:T in regard to the waived fees.

22.   Please explain why you have included the 2009 issuance of stock for the merger as an element of your operating cash flows. It appears the stock issued in the merger was a non-cash equity transaction that did not affect net income. Please advise or otherwise modify your Statement of Cash Flows.

23.   Please modify your Statements of Cash Flows to present your "Loan from Director" as a financing activity. Please refer to ASC 230 for guidance.

Statements of Shareholders' Equity and Retained Earnings, page 23

24.   It appears you should reflect the 33,500,000 shares issued by Tres Estrellas "to acquire" IN Media as outstanding for all periods presented, in a manner similar to a stock split, and should reflect, as of the acquisition date, the 11,500,000 outstanding shares of Tres Estrellas as essentially being "issued" by IN Media to acquire Tres Estrellas, at net book value.

Note 3 – Significant Accounting Policies

H) Convertible Debt Instruments, page 26

25.   We note your accounting policy disclosure indicates you believe your notes are an "integral equity transaction". It appears these notes contain a beneficial conversion feature, as the conversion price is 62.5% of the average of the lowest three prices of your stock in the ten days preceding conversion. It is unclear why you believe separate accounting for the conversion feature is not warranted. Please refer to ASC 470-20-25-4 for guidance and explain to us the basis for your conclusion.

Item 9A. Controls and Procedures, page 29

Evaluation of Disclosure Controls and Procedures, page 29

26.   Your definition of disclosure controls and procedures appears to be based on the definition in Exchange Act Rules 13a-15(e) and 15d-15(e). As written, however, your definition is incomplete. Please confirm to us, if true, that your management's conclusion of the effectiveness of your disclosure controls and procedures is based on the entire definition of disclosure controls and procedures as set forth in the above referenced rules. Please also comply with this comment in future filings by including the entire definition in your disclosure.

Management's Annual Report on Internal Control Over Financial Reporting, page 29

27.   Please acknowledge that management is responsible for establishing and maintaining adequate internal control over financial reporting. Please also provide this statement in future filings.

28.   We note your statement that you "concluded that [y]our internal control over financial reporting was effective for the current level of business activities but requires that [you] address the factors stated below before [you] see significant growth in transactions." Please note that it is not appropriate to qualify your conclusion of the effectiveness of your internal control over financial reporting. Please amend your Form 10-K to provide an appropriate conclusion of management's evaluation of the effectiveness of your internal control over financial reporting. Please be advised that, to the extent you identify material weaknesses in your internal control over financial reporting, management cannot conclude that your internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

29.   Given the weaknesses you identify on page 30, please tell us how management was able to conclude that your disclosure controls and procedures were effective.

Changes in Internal Controls Over Financial Reporting, page 30

30.   Please clarify for us the apparent inconsistency between the disclosure in this section and the disclosure regarding your material weaknesses in the prior section. In this regard, we note your disclosure that you will "continue to use third party specialists to address shortfalls . . ." (emphasis added). Additionally, if there have been no changes in your internal control over financial reporting that occurred during your fiscal year ended December 31, 2010, please tell us why you have not addressed any of the material weaknesses in your internal control over financial reporting. Finally, if there have been no changes, please tell us how you are able to conclude your internal control over financial reporting is effective at December 31, 2010 even though you concluded your internal control over financial reporting was not effective at December 31, 2009.

Item 10. Directors and Executive Officers, page 31

Audit Committee Financial Expert, page 32

31.   With a view toward future disclosure, please tell us why you do not have an audit committee financial expert. Refer to Item 407(d)(5)(i)(C) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 33

32.   In future filings, please ensure the disclosure in this section encompasses the past ten years. Refer to Item 401(f) of Regulation S-K.

Compliance with Section 16(a) of the Exchange Act, page 33

33.   We note your statement that Section 16(a) compliance has not been timely. With a view toward future disclosure, please provide us with the disclosures required by Item 405 of Regulation S-K.

Item 11. Executive Compensation, page 33

34.   With a view toward future disclosure, please provide us with a narrative to the Summary Compensation Table explaining the amounts presented therein.

Item 13. Certain Relationships and Related Transactions, page 39

35.   Please disclose the approximate dollar value of Mr. Karnik's interest in the related transactions with Numerity Corporation and in the library of film content. Additionally, please disclose the approximate dollar value of the amount involved in the transactions. Refer to Item 404(a)(3) and (4) of Regulation S-K.

Item 15. Exhibits, page 41

36.   We note your incorporation by reference of your Articles of Incorporation and Bylaws. However, the exhibits filed with the Commission on Form SB-2 on September 24, 2007 are unamended versions of these documents. Please amend your Form 10-K to file your Articles of Incorporation and Bylaws as currently in effect and any amendments thereto. Refer to Item 601(b)(3) of Regulation S-K.

Signatures

37.   In your amendment and in future filings, please have your controller or principal accounting officer sign the Form 10-K in that capacity. Refer to General Instruction D(2)(a) of Form 10-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749, Pam Long, Assistant Director at (202) 551-3765 or me at (202) 551- 3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief